UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 5, 2025

RMX INDUSTRIES, INC.

(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

4514 Cole Ave, Ste. 600 Dallas, TX 75205
(Full mailing address of principal executive offices)

866-706-4276
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9.	Other Events

Convertible Note Offering

As previously reported in the Current Report on Form 1-U filed with the SEC on October 17, 2025 (the “October 1-U”), on October 15, 2025, RMX Industries, Inc., a Nevada corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”) for the issuance and sale of a series of senior secured convertible notes of the Company bearing a 15% interest rate (the “Offering”), in the aggregate original principal amount of $50,000,000 (the “Notes”), which Notes shall be convertible into shares (the “Conversion Shares”) of class A common stock, $0.001 par value per share, of the Company (the “Class A Common Stock”).

On November 5, 2025, the Company and the Investor entered into an amendment to the Purchase Agreement (the “Amendment”) and the initial closing of the Offering occurred (the “Initial Closing”). Pursuant to the Amendment, at the Initial Closing, the Company issued to the Investor a Note in an aggregate original principal amount of $2,020,000 (the “Initial Note”), for gross proceeds of $1,959,400. As described in the October 1-U, the Initial Note has an initial conversion price of $1.80 per Conversion Share and matures on March 31, 2026, provided, however, that if the Company lists their Class A Common Stock on an Eligible Market (as defined in the Purchase Agreement), other than the OTC (as defined in the Purchase Agreement) prior to March 31, 2026, the maturity date will automatically extend to December 31, 2026.

At the Initial Closing, the Company also issued to the Investor 200,000 shares of Class A Common Stock (the “Commitment Shares”) and entered into (i) a registration rights agreement, pursuant to which the Company agreed to provide certain registration rights to the Investor (the “Registration Rights Agreement”), (ii) a security and pledge agreement, pursuant to which the Company granted a perfected security interest in all its assets to secure its obligations under the Transaction Documents (as defined in the Purchase Agreement) (the “Security Agreement”), and (iii) a guaranty, pursuant to which each subsidiary of the Company guaranteed the obligations of the Company under the Notes (the “Guaranty”), among other customary closing documentation. On October 20, 2025, the Company entered into a blocked account control agreement, pursuant to which the net proceeds from each Closing will be held and released subject to the satisfaction of certain conditions (the “Blocked Account Agreement”).

The Registration Rights Agreement provides for the registration of the resale of (i) the Conversion Shares, (ii) the Commitment Shares and (iii) any share capital of the Company issued or issuable with respect to the Conversion Shares, the Commitment Shares or the Notes (the “Registrable Shares”). Within 45 days of the Initial Closing, the Company must file a registration statement for the offer and resale of the maximum number of Registrable Shares permitted to be covered under SEC rules (the “First Registration Statement”). The First Registration Statement must be declared effective within 90 days of the Initial Closing, or within two business days after the Company is notified by the SEC that the First Registration Statement will not be reviewed or subject to further review. If any additional registration statements must be filed to cover the resale of Registrable Shares that were not permitted to be included in the First Registration Statement, the Company must file an additional registration statement (an “Additional Registration Statement”) and have it declared effective within 90 days of the date the Company was required to file an Additional Registration Statement, or within two business days after the Company is notified by the SEC that an Additional Registration Statement will not be reviewed or subject to further review. For the First Registration Statement or any Additional Registration Statement (each, a “Registration Statement”), the Company will be required to pay to the Investor an amount in cash equal to 2% of the Investor’s original principal amount stated in the Investor’s Note on the Initial Closing on the date of, and until cured on every 30-day anniversary of, (i) a failure to meet the filing deadline, (ii) a failure to meet the effectiveness deadline, (iii) any date sales cannot be made pursuant to such Registration Statement, or (iv) any date on which such Registration Statement is not effective and the Company either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2). The Company will be required to use its best efforts to keep each Registration Statement effective until all Registrable Shares are sold or may be sold without restriction pursuant to Rule 144, and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144.

The descriptions above are not complete and are qualified in their entirety by reference to the form of Purchase Agreement, form of Amendment, form of Initial Note, form of Registration Rights Agreement, form of Security Agreement, form of Guaranty, and form of Blocked Account Agreement attached hereto as Exhibits 6.1, 6.2, 6.3, 6.4, 6.5, 6.6 and 6.7, respectively.

In connection with the Initial Closing, the Company is required to pay Digital Offering LLC (“Digital Offering”) a cash placement fee equal to 1% of the gross proceeds raised, or $19,594, pursuant to the engagement agreement between the Company and Digital Offering, dated October 13, 2025, at the time the funds are released to the Company from the Blocked Custodial Account (as defined in the Security Agreement).

The offer and sale to the Investor of the Initial Note, as well as the Commitment Shares and Conversion Shares, was made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D promulgated thereunder.

Exhibit No.	Description
6.1	Form of Securities Purchase Agreement, dated as of October 15, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on October 17, 2025)
6.2	Form of Amendment to the Securities Purchase Agreement, dated as of November 5, 2025
6.3	Form of Initial Note, dated as of November 5, 2025
6.4	Form of Registration Rights Agreement, dated as of November 5, 2025
6.5	Form of Security and Pledge Agreement, dated as of November 5, 2025
6.6	Form of Guaranty, dated as of November 5, 2025
6.7	Form of Blocked Account Control Agreement, dated as of October 20, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2025	RMX INDUSTRIES, INC.

/s/ Karl Kit
Name: Karl Kit
Title: Chief Executive Officer

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